NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

TOEWS HEDGED INTERNATIONAL DEVELOPED MARKETS FUND

TOEWS HEDGED HIGH YIELD BOND FUND

TOEWS HEDGED LARGE-CAP FUND

TOEWS HEDGED SMALL & MID CAP FUND

TOEWS HEDGED GROWTH ALLOCATION FUND

TOEWS HEDGED COMMODITIES FUND

TOEWS UNCONSTRAINED INCOME FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 14th day of  December, 2009, as revised May 20, 2010, as revised June 22, 2011, and as revised March 27, 2013, by and between NORTHERN LIGHTS FUND TRUST, a Delaware statutory trust (the “Trust”), on behalf of Toews Hedged International Developed Markets Fund, Toews Hedged High Yield Bond Fund, Toews Hedged Large-Cap Fund, Toews Hedged Small & Mid Cap Fund, Toews Hedged Growth Allocation Fund, Toews Hedged Commodities Fund and Toews Unconstrained Income Fund (each a “Fund” and collectively the “Funds”), each a series of the Trust, and the Advisor of such Funds, Toews Corporation (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 25th day of September, 2008, as revised on December 14, 2009, as revised on May 20, 2010, with respect to the Toews Hedged Emerging Markets Fund, Toews Hedged International Developed Markets Fund, Toews Hedged High Yield Bond Fund, Toews Large-Cap Fund, Toews Hedged Small & Mid Cap Fund and Toews Hedged Growth Allocation Fund, as revised on June 22, 2011, with respect to the Toews Hedged Commodities Fund and as revised March 27, 2013, with respect to the Toews Unconstrained Income Fund (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least August 31, 2014, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A if the Investment Advisory Agreement for either Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	TOEWS CORPORATION

on behalf of Toews Hedged International Developed Markets Fund, Toews Hedged High Yield Bond Fund, Toews Hedged Large-Cap Fund, Toews Hedged Small & Mid Cap Fund, Toews Hedged Growth Allocation Fund, Toews Hedged Commodities Fund and Toews Unconstrained Income Fund

By: /s/ Andrew Rogers	By: /s/ Randall Schroeder
Name: Andrew Rogers	Name: Randall D. Schroeder
Title: President	Title: Chief Operating Officer

Appendix A

Fund	Operating Expense Limit

Toews Hedged International Developed Markets Fund	1.25%
Toews Hedged High Yield Bond Fund	1.25%
Toews Hedged Large-Cap Fund	1.25%
Toews Hedged Small & Mid Cap Fund	1.25%
Toews Hedged Growth Allocation Fund	1.25%
Toews Hedged Commodities Fund	1.25%
Toews Unconstrained Income Fund	1.25%

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